EXHIBIT (d)(10)(b)

FEE REDUCTION AGREEMENT

AGREEMENT made as of this 1st day of May 2019, between Boston Management and Research (the “Adviser”) and Eaton Vance Advisers International Ltd. (the “Sub-Adviser”).

WHEREAS, the Adviser has entered into an Investment Advisory Agreement (the “Advisory Agreement”) with Eaton Vance Mutual Funds Trust, a Massachusetts business trust (the “Trust”) on behalf of Eaton Vance Global Income Builder Fund (the “Fund”), relating to the provision of portfolio management services to the Fund; and

WHEREAS, the Advisory Agreement provides that the Adviser may delegate any or all of its portfolio management responsibilities under the Advisory Agreement to one or more sub-investment advisers and

WHEREAS, the Adviser has entered into an Investment Sub-Advisory Agreement (“Sub-Advisory Agreement”) with the Sub-Adviser, which Sub-Advisory Agreement provides that the Sub-Adviser shall be entitled to receive an asset-based fee payable at a certain rate; and

WHEREAS, the Sub-Adviser has offered to reduce such advisory fee rate, and the Trust has accepted such fee reduction, such fee reduction being effective as of May 1, 2019; and

WHEREAS, the Adviser and Sub-Adviser wish to memorialize said fee reduction in writing;

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein and for other good and valuable consideration, receipt of which is hereby acknowledged, the Adviser and the Sub-Adviser hereby jointly and severally agree as follows:

1.	For so long as the Sub-Advisory Agreement shall remain in effect, notwithstanding any provisions of the Sub-Advisory Agreement to the contrary, the Sub-Adviser will reduce its advisory fee for the Trust in accordance with the fee reduction schedule set forth on Exhibit A hereto.

2.	This Agreement may only be terminated or amended upon the mutual written consent of the Trust and the Sub-Adviser; provided, however, that (i) no termination of this Agreement shall be effective unless approved by the majority vote of those Trustees of the Trust who are not interested persons of the Adviser, Sub-Adviser or the Trust (the “Independent Trustees”) and by the vote of a majority of the outstanding voting securities of the Fund; (ii) no amendment of this Agreement shall be effective unless approved by the majority vote of the Independent Trustees; and (iii) no amendment of this Agreement that decreases the fee reductions set forth herein shall be effective unless approved by the vote of a majority of the outstanding voting securities of the Fund.

3.	For purposes of this Agreement the term “vote of a majority of the outstanding voting securities of the Fund” shall mean the vote, at a meeting of shareholders, of the lesser of (i) 67 per centum or more of the shares of the Fund present or represented by proxy at the meeting if the holders of more than 50 per centum of the outstanding shares of the Fund are present or represented by proxy at the meeting, or (ii) more than 50 per centum of the outstanding shares of the Fund.

4.	This instrument is executed under seal and shall be governed by Massachusetts law.

IN WITNESS WHEREOF, this Agreement has been executed as of the date set forth above by a duly authorized officer of each party.

BOSTON MANAGEMENT AND RESEARCH

By: /s/ Maureen A. Gemma

Maureen A. Gemma

Vice President

EATON VANCE ADVISERS INTERNATIONAL LTD.

A private limited company incorporated in England and Wales, authorized and regulated by the Financial Conduct Authority of the United Kingdom

 By: /s/ Frederick S. Marius

 Frederick S. Marius

 Director and not individually

Acknowledged and agreed to as of the day
and your first above written:

EATON VANCE MUTUAL FUNDS TRUST

(on behalf of Eaton Vance Global Income Builder Fund)

BY: /s/ Payson F. Swaffield

Payson F. Swaffield

President